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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of May, 2007.

Commission File Number 001-14946

CEMEX Corp.

(Translation of registrant’s name into English)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

        Garza García, Nuevo León, México 66265

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

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Media Relations Jorge Pérez (52-81) 8888-4334	Investor Relations Eduardo Rendón (52-81) 8888-4256	Analyst Relations Ricardo Sales (212) 317-6008	Australian Media Contact Martin Debelle (61-2) 9252-0622

CEMEX EXTENDS ITS OFFER TO ACQUIRE RINKER

RINKER SHAREHOLDERS TO RETAIN FINAL DIVIDEND

PERPETUAL TO ACCEPT CEMEX OFFER

MONTERREY, MEXICO, May 6, 2007.- CEMEX, S.A.B. de C.V. (NYSE: CX) announced today that it has agreed to make the following changes to its Offer to acquire shares of Rinker Group Limited (“Rinker”) (ASX: RIN, NYSE ADR: RIN):

•	CEMEX will extend the offer until 7:00 P.M. (Sydney time) / 5:00 A.M. (New York time) on June 8, 2007; and

•	CEMEX will waive the 90% minimum acceptance condition if its aggregate interest in Rinker shares exceeds 50% on or before June 8, 2007.[1]

CEMEX also announced that Rinker shareholders who are entitled to the final dividend of A$0.25 per share (announced by Rinker on April 27, 2007)2 will retain that dividend, irrespective of when they accept the CEMEX Offer. CEMEX has confirmed it will not exercise its right to deduct that dividend from its Offer price of $US 15.85 per share.3

CEMEX understands that Rinker’s largest shareholder, Perpetual Group (“Perpetual”), will accept the CEMEX Offer for all of its Rinker shares on Monday, May 7, 2007 (Sydney time).

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1 That declaration will not be made before May 18, 2007.

2 A person who is the registered holder of Rinker shares on the dividend record date of June 8, 2007 will be entitled to the final dividend.

3 However, CEMEX reserves the right to reduce the Offer price for any subsequent dividends or distributions by Rinker.

Lorenzo H. Zambrano, Chairman of the Board and CEO of CEMEX, said: “We are pleased that Perpetual has agreed to accept the CEMEX Offer. What we have announced today provides further benefits to Rinker shareholders who will now receive both the Rinker final dividend and the Offer of US$15.85 per share. CEMEX has made arrangements for Rinker shareholders to receive the dividend irrespective of when they accept the Offer, which provides further incentive for shareholders to accept the CEMEX offer immediately.”

“The CEMEX Offer for your Rinker shares has the unanimous recommendation of the Rinker Board and is now supported by Rinker’s largest shareholder. All Rinker directors intend to accept the Revised Offer for their own shares in the absence of a superior proposal.”

The CEMEX Offer has been declared final as to price, in the absence of a superior offer. Therefore, CEMEX encourages shareholders to accept the Revised Offer as soon as possible and to realize maximum value for their shares.

Waiver of minimum acceptance condition

CEMEX will declare its Offer to be unconditional if CEMEX’s aggregate interest in Rinker Shares exceeds 50% on or before June 8, 20074. If the Offer becomes unconditional before June 8, 2007, CEMEX will register share transfers after June 8, 2007 therefore accepting shareholders will be deemed as holding their shares on June 8, 2007 which is the Record date for the dividend. By taking these steps, CEMEX has ensured that Rinker shareholders will receive the announced dividend which has a record date of June 8, 2007 in all circumstances.

Once the Offer is declared unconditional, acceptances received at that time will be processed immediately for payment.

Other features of the CEMEX Offer remain unchanged, including the option for Rinker shareholders to accept a fixed amount of A$19.50 per share for the first 2,000 Rinker shares they hold.

A Supplementary Bidder’s Statement reflecting these changes will be mailed to shareholders in the coming days.

CEMEX is a growing global building solutions company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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4 That declaration will not be made before May 18, 2007

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This document includes “forward-looking statements.” These statements contain the words “anticipate”, “believe”, “intend”, “estimate”, “expect” and words of similar meaning. All statements other than statements of historical facts included in this document, including, without limitation, those regarding CEMEX’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to CEMEX’s products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of CEMEX to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding CEMEX’s operations and present and future business strategies and the environment in which CEMEX will operate in the future. These forward-looking statements speak only as of the date of this document. Accordingly, there can be no assurance that such statements, estimates or projections will be realized. None of the projections or assumptions in this document should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such projections have been prepared are correct or exhaustive or, in the case of assumptions, fully stated in this press release. CEMEX expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking information contained herein to reflect any change in CEMEX’s results or expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, except as required by law. The projections and forecasts included in the forward-looking statements herein were not prepared in accordance with published guidelines of the American Institute of Certified Public Accountants, the Commission or any similar body or guidelines regarding projections and forecasts, nor have such projections or forecasts been audited, examined or otherwise reviewed by the independent auditors of the Company. You should not place undue reliance on these forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	May 7, 2007	By:	/s/ Rafael Garza
Name: Rafael Garza Title: Chief Comptroller